245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 3, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008

Fidelity Diversified International K6 Fund

Fidelity International Capital Appreciation K6 Fund (the fund(s))

Post-Effective Amendment No. 154

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 154 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Diversified International K6 Fund and Fidelity International Capital Appreciation K6 Fund as new series’ of the trust.

This filing contains the Prospectus and Statement of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus and SAI contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 19, 2017. We request your comments by March 6, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group